SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street,

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☒

This Current Report on Form 6-K, dated February 14, 2024 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statements on Form S-8 [Registration No. 333-262966 filed on February 24, 2022, Registration No. 333-217099 filed on April 3, 2017 and Registration Nos. 333-180824, 333-180823 and 333-180822 filed on April 19, 2012.]

This report on Form 6-K is being furnished for the sole purpose of providing copies of the two press releases dated February 14, 2024 in which Kinross Gold Corporation reported its audited results for the fourth quarter and full-year ended December 31, 2023, and declared a dividend to be paid on March 21, 2024.

INDEX

Table of Contents

SIGNATURES

EXHIBIT INDEX

99.1	Press Release dated February 14, 2024 in which Kinross reported its audited fourth quarter and full year results for the quarter and year ended December 31, 2024.
99.2	Press Release dated February 14, 2024 in which Kinross declared a dividend to be paid on March 21, 2024.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed: //Lucas R. Crosby//
Vice President, General Counsel – Corporate and Corporate Secretary

February 14, 2024